FORM 4 ☐Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL

1. Name and Address of Reporting Person Callaghan, Frank J. (Last) (First) (Middle) 1350 Energy Lane, Suite 110 (Street) St.Paul, Minnesota 55108 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Endocardial Solutions, Inc. ECSI 3. I.R.S. Identification Number of Reporting Person (Voluntary)

4. Statement for (Month/Year) August 2002 5. If Amendment, Date of Original (Month/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

☐Director                           ☐10% Owner
☒ Officer, Include title          ☐ Other, specify

Officer/Other
Description          Vice President Research and Development

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

☒  Form filed by One Reporting Person
☐ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount | (A) or (D) | Price			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	8/8/02	V	1825	A	2.40	1825	D
Common Stock	8/12/02	V	1050	A	2.75	2875	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver-sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exerciseable (DE) and Expiration Date (ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner-ship Form of Deri- vative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V		(DE)	(ED)	Title	Amount or Number of Shares

Explanation of Responses:

/s/ Frank J. Callaghan	8-21-02
** Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a.).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

To view the actual filing form and genral Instructions go to: http://www.sec.gov/divisions/corpfin/forms/form4.htm